Exhibit 21.1

Subsidiaries of QQJ, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
QQJ Technology Limited	Hong Kong
Renmi E-Commerce (Hangzhou) Co., Ltd.	People’s Republic of China
QQJ Network Technology Co., Ltd.	People’s Republic of China
Shanghai Yaozhibo Culture Communication Co., Ltd.	People’s Republic of China
Nanning Jiuzhibo Network Technology Co., Ltd.	People’s Republic of China
Hedi (Shanghai) Network Technology Co., Ltd.	People’s Republic of China
Renmi (Hangzhou) Network Technology Co., Ltd.	People’s Republic of China
Qianyi (Hangzhou) Network Technology Co., Ltd.	People’s Republic of China